May 15, 2012

Via EDGAR and Email

Scott M. Anderegg Attorney-Advisor Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549-3561

Re:   Gas Natural Inc.

Amendment No. 2 to Registration Statement on Form S-3

Registration No. 335-175683

Initially filed July 20, 2011

Dear Mr. Anderegg,

Gas Natural is filing the second amendment to the registration statement referenced above that you had previously reviewed.

Please let us know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215 or my colleague, Michele L. Hoza, at 216-736-7279. Thank you for your assistance.

Sincerely,

/s/ Christopher J. Hubbert

Christopher J. Hubbert

V 216.736.7215 F 216.621.6536 E cjh@kjk.com One Cleveland Center 20th Floor 1375 East Ninth Street Cleveland, OH 44114-1793 216.696.8700 www.kjk.com Cleveland and Columbus	cc: Richard M. Osborne Michele L. Hoza, Esq. Michael Wager, Esq. Bridget C. Hoffman, Esq.